                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ___________________

                               AMENDMENT NO.1
                                      TO


                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            NPC INTERNATIONAL, INC.
                             (Name of the Issuer)

                            NPC INTERNATIONAL, INC.
                                 MERGECO, INC.
                             MR. O. GENE BICKNELL
                     BICKNELL FAMILY HOLDING COMPANY, L.P.
                          BICKNELL FAMILY FOUNDATION
                   (Name of the Person(s) Filing Statement)


                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                   629360306
                     (CUSIP Number of Class of Securities)
                              ___________________

                          NPC INTERNATIONAL, INC.
                                 MERGECO, INC.
                             MR. O. GENE BICKNELL
                     BICKNELL FAMILY HOLDING COMPANY, L.P.
                          BICKNELL FAMILY FOUNDATION
                              720 W. 20th STREET
                             PITTSBURG, KS  66762


  (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)
                     _____________________________________

                                  COPIES TO:

         Troy D. Cook                                   John A. Granda, Esq.
    NPC International, Inc.                         Stinson, Mag & Fizzell, P.C.
14400 College Blvd., Suite 201                        1201 Walnut, Suite 2800
     Lenexa, Kansas 66215                           Kansas City, Missouri  64016
        (913) 327-5555                                     (816) 842-8600

    This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.    [ ]  A tender offer.

     d.    [ ]  None of the above.

 Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.
                                      [X]
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                           CALCULATION OF FILING FEE

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    Transaction Valuation*                  Amount Of Filing Fee
       $95,194,626                               $19,039
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*   The amount of the filing fee calculated in accordance with Exchange Act Rule
    0-11(c)(1), and is the product of multiplying (A) 1/50th of 1% by an amount equal to (B) the product of 21,849,174 shares of common stock, less the 13,607,215 shares of common stock contributed by certain persons related to Mergeco, Inc., times $11.55 per share.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


The entire filing fee was paid in connection with the original filing of the
Schedule 13E-3 which was filed on May 23, 2001.

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     This Schedule 13E-3 is filed by NPC International, Inc., a Kansas corporation ("NPC"), Mergeco, Inc., a Kansas corporation ("Mergeco") and Mr. O. Gene Bicknell. This Schedule 13E-3 relates to the offer by Mergeco to purchase all outstanding shares of common stock (other than those shares held by the stockholders of Mergeco), par value $.01 per share of NPC International, Inc., a Kansas corporation, at a purchase price of $11.55 per share, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated May 10, 2001 (the "Merger Agreement") attached as Annex A to the Preliminary Proxy Statement filed under cover of Schedule 14A on the date hereof ("Preliminary Proxy Statement"), which Preliminary Proxy Statement is incorporated herein by reference. The information set forth in the Merger Agreement and the Proxy Statement thereto are incorporated herein by reference with respect to Items 1-12, 14 and 15 of this Schedule 13E-3.


ITEM 13.  FINANCIAL INFORMATION

The information set forth in "Selected Historical Consolidated Financial Data of NPC" of the Preliminary Proxy Statement is incorporated herein by reference. In addition, NPC's audited financial statements as of March 27, 2001, and March 28, 2000, and the independent auditor's report thereon, are included in NPC's Annual Report on Form 10-K filed May 21, 2001, for the year ended March 27, 2001, which are hereby incorporated herein by reference.



ITEM 16.  EXHIBITS

          (a)(5) Preliminary Proxy Statement filed under cover of Schedule 14A on the date hereof which is incorporated herein by reference.

          (c)(1) Fairness opinion of Goldsmith Agio Helms Securities, Inc. which is attached as Annex B to the Preliminary Proxy Statement referenced in Exhibit (a)(5) above, which Preliminary Proxy Statement is incorporated by reference herein.

          (c)(2) Fairness Opinion Presentation to the Special Committee of the Board of Directors of NPC International, Inc., of Goldsmith, Agio, Helms and Lynner, LLC, presented to the Special Committee on April 13, 2001.

          (c)(3) Materials prepared by Banc of America Securities presented to the Board of Directors of NPC International, Inc. on December 19, 2000.

          (e) See information under the caption "Dissenters' Rights of Appraisal" in, and Annex C to, the Preliminary Proxy Statement referenced in Exhibit (a)(5), which Preliminary Proxy Statement is incorporated by reference herein.




                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2001


                            NPC INTERNATIONAL, INC.
                            By:  /s/  Troy D. Cook
                            Name:  Troy D. Cook
                            Title:   Senior Vice President



                            MERGECO, INC.
                            By:  /s/  O. Gene Bicknell
                            Name:  O. Gene Bicknell
                            Title: President



                            /s/ O. Gene Bicknell
                            Mr. O. GENE BICKNELL



                            BICKNELL FAMILY HOLDING COMPANY, L.P.
                            By: Bicknell Family Irrevocable Trust, General
                            Partner
                            By:  /s/ O. Gene Bicknell
                            Name: O. Gene Bicknell
                            Title: Trustee



                            BICKNELL FAMILY FOUNDATION
                            By:  /s/ Martin C. Bicknell
                            Name: Martin C. Bicknell

                            Title: